UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                    FOR THE PLAN YEAR ENDED DECEMBER 31, 1998


                                     0-27208
                             (Commission File Number)



             DICK SIMON TRUCKING, INC. PROFIT SHARING PLAN AND TRUST
                               (Title of the Plan)



                        SIMON TRANSPORTATION SERVICES INC.
          (Name of Issuer of the Securities Held Pursuant to the Plan)


                5175 West 2100 West, Salt Lake City, Utah 84120
                     (Address of Principal Executive Office)

                                                              EIN:  87-0293383
                                                                Plan Number: 002













                                    DICK SIMON TRUCKING, INC.
                                    PROFIT SHARING PLAN AND TRUST

                                    FINANCIAL STATEMENTS AS OF
                                    DECEMBER 31, 1998 AND 1997
                                    TOGETHER WITH REPORT OF
                                    INDEPENDENT PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrator and Participants of the Dick Simon Trucking, Inc. Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Dick Simon Trucking, Inc. Profit Sharing Plan and Trust (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Salt Lake City, Utah
  June 19, 1999

             DICK SIMON TRUCKING, INC. PROFIT SHARING PLAN AND TRUST

                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULES




                                                                   Page

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for
    Benefits as of December 31, 1998 and 1997                      1

  Statement of Changes in Net Assets
    Available for Benefits with Fund Information
    for the Year Ended December 31, 1998                           2 - 5

  Notes to Financial Statements                                    6 - 9


SCHEDULES:

Item 27a  - Schedule of Assets Held for Investment
    Purposes as of December 31, 1998                               10

Item 27d - Schedule of Reportable Transactions
    for the Year Ended December 31, 1998                           11

           DICK SIMON TRUCKING, INC. PROFIT SHARING PLAN AND TRUST

               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                      AS OF DECEMBER 31, 1998 AND 1997



                                                                      1998                   1997
                                                              ---------------------- ---------------------
INVESTMENTS, at fair value:
   Fidelity Advisor Funds-
     Growth Opportunities Fund                                   $    1,565,421        $     1,164,242
     Equity Growth Fund                                               1,066,437                702,496
     Daily Money Fund: US Treasury                                      467,253                358,126
     High Yield Fund                                                    257,480                241,040
     Equity Income Fund                                                 236,195                130,921
     Overseas Fund                                                      102,616                 57,082
     Natural Resources Fund                                              89,145                 63,709
     Balanced Fund                                                       64,021                 31,860
     Large Cap Fund                                                      42,253                  4,055
     Strategic Opportunities Fund                                        29,503                 13,655
     Short Fixed Income Fund                                             22,785                  6,617
     Mid Cap Fund                                                        22,124                 19,096
     Daily Money Fund: Money Market                                      19,506                 45,513
     Strategic Income Fund                                               16,151                  7,766
     Government Investment Fund                                          14,608                  5,668
     Intermediate Bond Fund                                              13,643                  5,393
     Emerging Markets Income Fund                                        10,950                 13,386

   Simon Transportation common stock                                    729,712              1,962,072
   Participant loans                                                    494,994                447,034
                                                              ---------------------- ---------------------

                Total investments                                     5,264,797              5,279,731
                                                              ---------------------- ---------------------

CASH                                                                        111                    184
                                                              ---------------------- ---------------------
RECEIVABLES:
   Participant contributions                                             88,002                 68,439
   Employer contributions                                                37,374                 28,710
   Accrued interest and dividends                                         3,338                 16,472
                                                              ---------------------- ---------------------

                Total receivables                                       128,714                113,621
                                                              ====================== =====================

 NET ASSETS AVAILABLE FOR BENEFITS                               $    5,393,622        $     5,393,536
                                                              ====================== =====================


                 The accompanying notes to financial  statements
                     are an integral part of these statements.

            DICK SIMON TRUCKING, INC. PROFIT SHARING PLAN AND TRUST

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1998



                                                                      FIDELITY ADVISOR FUNDS
                                         ------------------- --------------- ---------------- -------------- ---------------
                                                                               Daily Money
                                               Growth        Equity Growth      Fund: US          High       Equity Income
                                         Opportunities Fund       Fund          Treasury       Yield Fund         Fund
                                         ------------------- --------------- ---------------- -------------- ---------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Investment income-
       Net realized gain (loss)            $       38,870     $   35,613      $          -      $   (4,003)    $    5,109
       Net unrealized appreciation
       (depreciation) in fair value
       of investments                             182,658        139,612                 -         (24,045)        10,066
       Interest and dividends                      67,234        111,028            21,916          25,983         11,186
     Contributions-
       Employer                                    84,313         51,220            27,976          21,363         24,487
       Participant                                245,427        165,552            73,506          61,904         85,347
       Rollovers                                    5,417         21,028                 -           2,751         16,070
                                         ------------------- --------------- ---------------- -------------- ---------------

            Total additions                       623,919        524,053           123,398          83,953        152,265
                                         ------------------- --------------- ---------------- -------------- ---------------

REDUCTIONS IN NET ASSETS ATTRIBUTED TO:
     Distributions to participants               (137,326)       (89,448)          (57,606)        (49,435)       (37,614)

     Administrative expenses                       (7,917)        (5,118)           (2,876)         (1,690)        (1,229)
                                         ------------------- --------------- ---------------- -------------- ---------------

            Total reductions                     (145,243)       (94,566)          (60,482)        (51,125)       (38,843)
                                         ------------------- --------------- ---------------- -------------- ---------------

NET INTERFUND TRANSFERS                           (77,497)       (65,546)           46,211         (16,388)        (8,148)
                                         ------------------- --------------- ---------------- -------------- ---------------
            Net increase (decrease)               401,179        363,941           109,127          16,440        105,274

NET ASSETS AVAILABLE FOR BENEFITS,
   beginning of the year                        1,164,242        702,496           358,126         241,040        130,921
                                         ------------------- --------------- ---------------- -------------- ---------------

NET ASSETS AVAILABLE FOR BENEFITS, end
   of the year                             $    1,565,421    $ 1,066,437       $   467,253      $  257,480    $   236,195
                                         =================== =============== ================ ============== ===============


                 The accompanying notes to financial  statements
                     are an integral part of these statements.

              DICK SIMON TRUCKING, INC. PROFIT SHARING PLAN AND TRUST

             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1998




                                                                      FIDELITY ADVISOR FUNDS
                                         -------------- ---------------- -------------- ----------------- -----------------
                                                                                                              Strategic
                                                            Natural                           Large         Opportunities
                                         Overseas Fund  Resources Fund   Balanced Fund      Cap Fund             Fund
                                         -------------- ---------------- -------------- ----------------- -----------------
ADDITIONS TO NET ASSETS
   ATTRIBUTED TO:
     Investment income-
       Net realized gain (loss)           $     2,522     $   (1,032)      $  1,137       $          864      $         63

       Net unrealized appreciation
       (depreciation) in fair value
       of investments                           2,122        (16,761)        (1,563)               2,880                99

       Interest and dividends                   1,057          2,826          6,552                2,273               672

     Contributions-
       Employer                                11,169          8,848          8,587                3,874             3,744

       Participant                             39,237         31,634         25,276               14,075            13,040

       Rollovers                               14,909         13,082             99               11,943             2,106

                                         -------------- ---------------- -------------- ----------------- -----------------

            Total additions                    71,016         38,597         40,088               35,909            19,724
                                         -------------- ---------------- -------------- ----------------- -----------------

REDUCTIONS IN NET ASSETS ATTRIBUTED TO:
     Distributions to participants            (13,741)       (4,854)         (8,546)              (1,477)           (2,863)

     Administrative expenses                     (551)         (419)           (399)                (172)             (148)
                                         -------------- ---------------- -------------- ----------------- -----------------

            Total reductions                  (14,292)       (5,273)         (8,885)              (1,649)           (3,011)
                                         -------------- ---------------- -------------- ----------------- -----------------

NET INTERFUND TRANSFERS                       (11,190)       (7,888)            958                3,938              (865)
                                         -------------- ---------------- -------------- ----------------- -----------------

            Net increase (decrease)            45,534        25,436          32,161               38,198            15,848

NET ASSETS AVAILABLE FOR BENEFITS,
   beginning of the year                       57,082        63,709          31,860                4,055            13,655
                                         ============== ================ ============== ================= =================

NET ASSETS AVAILABLE FOR BENEFITS, end
   of the year                              $ 102,616    $   89,145       $  64,021       $       42,253       $    29,503
                                         ============== ================ ============== ================= =================



                 The accompanying notes to financial  statements
                     are an integral part of these statements.

             DICK SIMON TRUCKING, INC. PROFIT SHARING PLAN AND TRUST

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1998



                                                                    FIDELITY ADVISOR FUNDS
                                       ---------------------------------------------------------------------------------
                                         Short Fixed                      Daily Money     Strategic       Government
                                           Income            Mid          Fund: Money       Income        Investment
                                            Fund           Cap Fund         Market           Fund            Fund
                                       ---------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Investment income-
             Net realized gain (loss)  $           7  $          975    $           -   $       (141)  $          44

       Net unrealized appreciation
       (depreciation) in fair value of
       investments                              (33)           1,144            4,270           (471)            180


       Interest and dividends                    802             669          (12,131)           833             612


     Contributions-
       Employer                                4,177           2,897            8,664          1,891           1,945
       Participant                            10,892          11,591           19,563          8,169           4,856
       Rollovers                               1,139              99                -          3,456           2,886
                                       ---------------------------------------------------------------------------------

            Total additions                   16,984          17,375           20,366         13,737          10,523
                                       ---------------------------------------------------------------------------------

REDUCTIONS IN NET ASSETS ATTRIBUTED TO:
     Distributions to participants              (839)         (2,433)               -         (2,524)           (906)

     Administrative expenses                    (131)           (115)              (5)           (94)           (118)
                                       ---------------------------------------------------------------------------------

            Total reductions                    (970)         (2,548)              (5)        (2,618)         (1,024)
                                       ---------------------------------------------------------------------------------

NET INTERFUND TRANSFERS                          154         (11,799)          (31,275)       (2,734)           (559)
                                       ---------------------------------------------------------------------------------

            Net increase (decrease)           16,168           3,028           (10,914)        8,385           8,940

NET ASSETS AVAILABLE FOR BENEFITS,
   beginning of the year                       6,617          19,096           159,134         7,766           5,668
                                       =================================================================================

NET ASSETS AVAILABLE FOR BENEFITS, end
   of the year                          $     22,785      $   22,124         $ 148,220     $  16,151      $   14,608

                                       =================================================================================

                 The accompanying notes to financial  statements
                     are an integral part of these statements.

             DICK SIMON TRUCKING, INC. PROFIT SHARING PLAN AND TRUST

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1998


                                            FIDELITY ADVISOR FUNDS
                                         ------------------------------
                                                                                                          Dick Simon
                                                           Emerging          Simon                         Trucking
                                         Intermediate      Markets      Transportation    Participant        Cash         Total All
                                           Bond Fund     Income Fund     Common Stock      Loan Fund       Liquidity        Funds
                                         -------------- --------------- ---------------- --------------- -------------- ------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Investment income-
       Net realized gain (loss)          $        62       $  (3,794)    $   (303,987)     $       -      $        -    $  (227,691)
       Net unrealized appreciation
       (depreciation) in fair value
       of investments                             85          (1,765)      (1,210,630)             -               -       (912,152)
       Interest and dividends                    548           1,654                -         32,878             564        277,156
     Contributions-
       Employer                                3,510           2,487                -              -          71,015        342,167
       Participant                            10,086           9,222                -              -         152,065        981,442
       Rollovers                                   -               -                -              -          24,504        119,489
                                         -------------- --------------- ---------------- --------------- -------------- ------------

            Total additions                   14,291           7,804       (1,514,617)        32,878         248,148        580,411
                                         -------------- --------------- ---------------- --------------- -------------- ------------

REDUCTIONS IN NET ASSETS ATTRIBUTED TO:
   Distributions to participants              (3,119)         (3,012)         (17,105)      (117,015)         (5,550)      (555,413)

   Administrative expenses                      (155)            (98)          (1,184)        (2,092)           (461)       (24,912)



                                         -------------- --------------- ---------------- --------------- -------------- ------------

          Total reductions                    (3,274)         (3,110)         (18,289)      (119,107)         (6,011)      (580,325)

                                         -------------- --------------- ---------------- --------------- -------------- ------------

NET INTERFUND TRANSFERS                       (2,767)         (7,130)         300,546        134,189        (242,210)             -
                                         -------------- --------------- ---------------- --------------- -------------- ------------

            Net increase (decrease)            8,250          (2,436)      (1,232,360)        47,960             (73)            86

NET ASSETS AVAILABLE FOR BENEFITS,
   beginning of the year                       5,393          13,386        1,962,072        447,034             184      5,393,536


                                         ============== =============== ================ =============== ============== ============

NET ASSETS AVAILABLE FOR BENEFITS, end
   of the year                            $   13,643      $   10,950     $    729 712      $ 494,994      $      111     $5,393,622
                                         ============== =============== ================ =============== ============== ============

                 The accompanying notes to financial  statements
                     are an integral part of these statements.

            DICK SIMON TRUCKING, INC. PROFIT SHARING PLAN AND TRUST

                         NOTES TO FINANCIAL STATEMENTS



(1)  PLAN DESCRIPTION

Dick Simon Trucking, Inc. (the "Company") adopted the Dick Simon Trucking, Inc. Retirement Plan on October 1, 1987. The Plan was first amended on December 7, 1990 and its name was changed to the Dick Simon Trucking, Inc. 401(k) Profit Sharing Plan. The Plan was amended again on August 10, 1995 and its name was changed to the Dick Simon Trucking, Inc. Profit Sharing Plan and Trust (the "Plan"). On June 20, 1996, the Company adopted the Stanwich Benefits Group, Inc. Regional Prototype Standardized 401(k) Profit Sharing Plan and Trust which amended and restated the Plan in its entirety effective July 1, 1996. The Company serves as the Plan Trustee and Administrator and Fidelity Advisor Funds holds the plan assets and executes investment transactions. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The following description provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Eligibility, Contributions and Benefits

Employees who have completed one year of service and who have attained 21 years of age are eligible to participate in the Plan. An eligible employee becomes a participant on the next January 1 or July 1 following the date the employee satisfies the eligibility requirements.

Participants elect both the amount of the salary reduction contribution and the allocation of the salary reduction contribution among the investment options within the Plan. Salary reduction contributions cannot exceed the lesser of 15 percent of the participant's pretax eligible gross compensation or the maximum amount allowable under the Internal Revenue Code ("IRC").

The Company makes discretionary contributions to the Plan, matching each participant's salary reduction contribution dollar-for-dollar up to 3 percent of the participant's eligible gross compensation. The Company may also make additional discretionary contributions to the Plan. Participants elect the allocation of the Company contributions among the investment options.

Participants   are   immediately   fully  vested  in  their   salary   reduction
contributions and related earnings. Participants vest ratably in employer matching contributions over six years of service or fully vest upon occurrence of one of the following events: 1) normal retirement at age 65, 2) death while employed by the Company, or 3) permanent disability. Benefits are normally paid at retirement, disability, death or other termination. Benefit distributions may be made in a single lump sum payment or an annuity. As of December 31, 1998, certain participants with undistributed vested benefits totaling $528,252 had terminated from the Plan.

Forfeitures of nonvested employer matching contributions, which amounted to $29,954 and $30,205 during the years ended December 31, 1998 and 1997, respectively, are offset against future employer matching contributions. During the year ended December 31, 1998, $64,931 of forfeitures were used to reduce employer matching contributions.

Investment Options

The Plan provides for seventeen investment options listed below. In addition, participants may borrow from their accounts. The investment funds, except for the Simon Transportation Services Inc. Common Stock fund, are managed by Fidelity Advisor Funds.

    Fidelity Advisor Growth Opportunities Fund - The fund seeks growth through a core investment in traditional growth stocks -- companies with above-average growth in sales or earnings -- plus other opportunities such as special situations, debt securities and cyclicals.

    Fidelity Advisor Equity Growth Fund - The fund seeks to achieve capital appreciation by investing primarily in growth stocks that demonstrate the potential for above average earnings or sales growth.

    Fidelity Advisor Daily Money Fund: U.S. Treasury Portfolio - The fund seeks to obtain as high a level of current income as is consistent with the preservation of capital and liquidity. The fund invests only in U.S. treasury securities and repurchase agreements for these securities.

    Fidelity Advisor High Yield Fund - Investment focus on mature companies that are poised for dramatic growth; and "turnarounds," companies which are expected to return to favor in the marketplace. Bonds are evaluated on the basis of their potential for total return, including high interest and growth of capital investment.

    Fidelity Advisor Equity Income Fund - The fund seeks stocks that have above-average dividends, are undervalued (which may give them more upward and less downward potential) and have increasing dividends.

    Fidelity Advisor Overseas Fund - The fund primarily invests in securities of companies located in the Americas (other than the United States), Far East, the Pacific Basin and Western Europe.

    Fidelity Advisor Natural Resources Fund - The fund seeks long-term growth by investing primarily in domestic and foreign natural resources-related companies across a broadly diversified spectrum of industries.

    Fidelity Advisor Balanced Fund - The fund utilizes a balanced approach to provide the best possible return from income-producing securities.
    Investments include U.S. Treasury issues, corporate bonds, foreign investments, convertible securities and stocks.

    Fidelity Advisor Large Cap Fund - The fund seeks long-term growth of capital by investing primarily in equity securities of companies with large market capitalizations.

    Fidelity Advisor Strategic Opportunities Fund - The fund seeks long-term capital appreciation by investing in securities that are undervalued or undiscovered by the marketplace.

    Fidelity Advisor Short Fixed-Income Fund - The fund seeks to diversify among a broad range of short-term, investment-grade bonds. Capital preservation takes a high priority, but the fund manager also invests for high income.

    Fidelity Advisor Mid Cap Fund - The fund seeks long-term growth of capital by normally investing at least 65 percent of its total assets in mid-cap stocks. The fund may invest the remaining 35 percent of its assets in other securities.

    Fidelity Advisor Strategic Income Fund - The fund uses a multi-sector asset allocation process that strategically shifts the fund's weighting among four general investment categories: high yield securities, U.S. government and investment-grade securities, emerging market securities and foreign developed market securities.

    Fidelity  Advisor   Government   Investment  Fund  -  Invests  primarily  in
    securities backed by the full faith and credit of the U.S. government and it's various agencies and instrumentalities.

    Fidelity Advisor Intermediate Bond Fund - The fund seeks a high rate of income consistent with the preservation of capital, along with greater stability through investments in high-quality fixed-income securities.

    Fidelity Advisor Emerging Markets Income Fund - The fund seeks high income and, as a secondary objective, the potential for growth by investing in bonds from countries that have the potential for rapid economic expansion.

    Simon Transportation Services Inc. Common Stock - Funds are invested in shares of Simon Transportation Services, Inc.'s Class A Common Stock. Any dividends declared on the stock will be invested in additional shares of such stock.

Participant Loans

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50 percent of the participant's vested interest, as defined. The minimum amount for any loan is $1,000. The loans bear interest at one percent above prime rate on the date of the loan. As of December 31, 1998, the interest rates ranged from
8.75 to 9.75 percent. Loans must be repaid within five years, except for loans used to acquire a principal residence which must be repaid over a reasonable period of time determined by the Administrative Committee. All loans are secured by the participant's account and, regardless of term, become due and payable upon termination of the participant's employment. Fees and expenses incurred by the Plan in originating a loan are paid by the respective participant as a deduction from the loan proceeds.

Termination of the Plan

The Company may terminate the Plan at any time subject to the provisions of ERISA. If the Plan is terminated, the participants become fully vested and have a nonforfeitable interest in their accounts.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting records of the Plan are maintained on the accrual basis in accordance with generally accepted accounting principles. Distributions to participants are recorded when paid.

Investments

Contributions are invested by the trustee in the Plan's funds as directed by the participants. Investments, other than participant loans, are carried at fair value based on quoted market prices. Participant loans are valued at face value which approximates the future principal and interest payments discounted at prevailing interest rates for similar instruments. Unrealized appreciation or depreciation caused by fluctuations in the fair value of investments is recognized in income currently. Interest and dividends are recognized as earned and reinvested.

Expenses

The Plan pays all administrative expenses and fees relating to investment and management of the Plan funds, except legal and accounting fees which are paid by the Company. Fees relating to certain withdrawals are paid by the participant.

Net Unrealized Appreciation (Depreciation) in Fair Value of Investments

Net unrealized appreciation (depreciation) in fair value of investments is determined by comparing the fair value of each investment at the beginning of the plan year (or at the date of purchase for investments acquired during the plan year) with the fair value at the end of the plan year.

Net Realized Gain (Loss) on Investments

Net realized gain (loss) on investments is determined by comparing the sales price of each investment as of the disposition date with the fair value at the beginning of the plan year (or at the date of purchase for investments acquired during the current plan year).

(3)  FEDERAL INCOME TAXES

The Internal Revenue Service has issued a favorable determination letter dated October 25, 1993 stating that the Plan and related trust has been structured to qualify for tax exempt status under Section 401(a) of the IRC. The Plan's Administrative Committee and legal counsel believe that the Plan continues to be designed and operated in accordance with the applicable IRC requirements and with the requirements of ERISA.

          DICK SIMON TRUCKING, INC. PROFIT SHARING PLAN AND TRUST

         ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                         AS OF DECEMBER 31, 1998



        (b) Identity of issue,                                                                                            (e)
(a)borrower, lessor or similar party                (c) Description of investment                     (d) Cost       Current value
-- ---------------------------------- ----------------------------------------------------------- ----------------- ----------------

*  Fidelity Investments               31,159  shares of Fidelity Advisor Growth Opportunities
                                         Fund                                                      $    1,220,485      $   1,565,421
*  Fidelity Investments               18,680  shares of Fidelity Advisor Equity Growth Fund               891,972          1,066,437
*  Fidelity Investments               467,253  shares of Fidelity Advisor Daily Money Fund: US
                                         Treasury                                                         467,253            467,253
*  Fidelity Investments               22,725  shares of Fidelity Advisor High Yield Fund                  278,532            257,480
*  Fidelity Investments               8,328  shares of Fidelity Advisor Equity Income Fund                222,525            236,195
*  Fidelity Investments               5,830  shares of Fidelity Advisor Overseas Fund                     101,228            102,616
*  Fidelity Investments               5,303  shares of Fidelity Advisor Natural Resources Fund            110,500             89,145
*  Fidelity Investments               3,425  shares of Fidelity Advisor Balanced Fund                      65,300             64,021
*  Fidelity Investments               2,471  shares of Fidelity Advisor Large Cap Fund                     39,079             42,253
*  Fidelity Investments               1,189  shares of Fidelity Advisor Strategic Opportunities
                                         Fund                                                              30,246             29,503
*  Fidelity Investments               2,439  shares of Fidelity Advisor Short Fixed Income Fund            22,815             22,785
*  Fidelity Investments               1,536  shares of Fidelity Advisor Mid Cap Fund                       20,710             22,124
*  Fidelity Investments               19,506  shares of Fidelity Advisor Daily Money Fund:
                                         Money Market                                                      19,506             19,506
*  Fidelity Investments               1,531  shares of Fidelity Advisor Strategic Income Fund              16,729             16,151
*  Fidelity Investments               1,471  shares of Fidelity Advisor Government Investment
                                         Fund                                                              14,240             14,608
*  Fidelity Investments               1,269  shares of Fidelity Advisor Intermediate Bond Fund             13,729             13,643
*  Fidelity Investments               1,407  shares of Fidelity Advisor Emerging Market Income
                                         Fund                                                              13,921             10,950
*  Simon Transportation Services      125,531 shares of common stock                                    1,292,315            729,712
*  Participant loans                  Interest rates ranging from 8.75% to 9.75%                          494,994            494,994
                                                                                                  ================= ================

                                                                                                      $ 5,336,079      $   5,264,797
                                                                                                  ================= ================

* Denotes party-in-interest

               DICK SIMON TRUCKING, INC. PROFIT SHARING PLAN AND TRUST

                   ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                         FOR THE YEAR ENDED DECEMBER 31, 1998




                                                                                                               (h)
                                                                                                             Current
                                                               (c)            (d)            (g)            value at          (i)
       (a) Identity of            (b) Description           Purchase        Selling        Cost of         transaction        Net
       party involved                 of asset                price          price          asset              date           gain
------------------------- ------------------------------- -------------- -------------- --------------- ------------------ ---------

* Simon Transportation    Common Stock
   Services                                                 $   522,854      $   N/A       $  522,854       $    522,854   $    N/A
* Fidelity Investments    Fidelity Advisor Growth
                             Opportunities Fund                 696,198          N/A          696,198           696,198         N/A
* Fidelity Investments    Fidelity Advisor Equity Growth
                             Fund                               503,340          N/A          503,340           503,340         N/A
* Fidelity Investments    Fidelity Advisor Daily Money
                             Fund-US Treasury                   344,987          N/A          344,987           344,987         N/A
* Plan Participants       Participant Loans                     511,612          N/A          511,612           511,612         N/A
* Fidelity Investments    Fidelity Advisor Growth
                             Opportunities Fund                   N/A         516,549         469,401           516,549       47,148
* Fidelity Investments    Fidelity Advisor Equity Growth
                              Fund                                N/A         314,622         282,635           314,622       31,987
* Fidelity Investments    Fidelity Advisor Stock Holding          N/A         557,712         557,712           557,712           -
* Plan Participants       Participant Loans                       N/A         463,652         463,652           463,652           -




* Denotes party-in-interest

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                                   Dick Simon Trucking, Inc.
                                                   Profit Sharing Plan and Trust
                                                   (Registrant)

                                                   /s/ Alban B. Lang
                                                   Alban B. Lang
                                                   Plan Administrator
Dated:   June 28, 1999